Exhibit 99.2

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-208591) and in the Registration Statement on Form S-8 (Registration No. 333-207194) of our report dated September 11, 2017 relating to the Audited Combined Carve-Out Financial Statements for the Entertainment Segment of Iconix Brand Group, Inc. for the year ended December 31, 2016, which are included in the Business Acquisition Report filed as Exhibit 99.1 to DHX Media Ltd.’s Current Report on Form 6-K.

/s/ BDO USA, LLP

New York, NY

September 18, 2017